Page 49 of 49 Pages

                               September 13, 2000




Benzion Landa
Indigo N.V.
P.O. Box 150
Kiryat Weizmann
Rehovot 76101, Israel

Dear Benny:

          This will confirm the S-Indigo C.V.'s agreement to convert all of its 2,158,160 Series A Convertible Preferred Shares of Indigo N.V. (the "Preferred Shares") on the following terms:

          The Preferred Shares shall be converted into $8,961,915.10 of cash and 4,754,886 common shares of Indigo N.V. (the "Common Shares"). If S-C Indigo C.V. chooses, it may reduce the amount of cash it receives and increase the amount of Common Shares at a rate of $7.27 per share.

          In the event that any better terms of exchange are offered to any other holder of Preferred Shares, S-C Indigo C.V. shall receive such more favorable terms.

          I understand that you will be relying on this undertaking and disclosing such information in your public announcement of the proposed transaction with Eagle. I further understand that this conversion will not be completed in the event the transaction with Eagle is not completed.


                                        Very truly yours,

                                        S-C Indigo C.V.

                                        By:     S-C Indigo II C.V.
                                                General Partner

                                        By:     S-C Graphics, Inc.
                                                General Partner


                                        By:     /S/ PETER A. HURWITZ
                                                --------------------
                                                Peter A. Hurwitz
                                                Vice President